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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 30673

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Liberties Securities, Inc.
D/B/A First Liberties Financial

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8211 Fifth Avenue
(No. and Street)

Brooklyn (City) New York (State) 11209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Harvey Reichenthal (718) 748-3250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Milton Biron
(Name – *if individual, state last, first, middle name*)

240 9th Street (Address) Lakewood (City) New Jersey (State) 08701 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8P 2-18

OATH OR AFFIRMATION

I, Harvey Reichenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Liberties Securities, Inc. D/B/A First Liberties Financial, as of January 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARTHA SIGNORILE
Notary Public, State of New York
Qualified in Kings County
No. 01SI4807083
Commission Expires Oct. 31, 2006

Signature

President

Title

Martha Signorile

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST LIBERTIES SECURITIES
D/B/A
FIRST LIBERTIES FINANCIAL

FINANCIAL STATEMENT
JANUARY 1, 2003- DECEMBER 31,2003

MILTON BIRON
CERTIFIED PUBLIC ACCOUNTANT
240 9TH STREET
LAKEWOOD, NEW JERSEY 08701

FIRST LIBERTIES SECURITIES, INC.
D/B/A/ FIRST LIBERTIES FINANCIAL
FINANCIAL STATMENTS

INDEX

MILTON BIRON
CERTIFIED PUBLIC ACCOUNTANT
240 9TH STREET
LAKEWOOD, NEW JERSEY 08701

732-363-2893

First Liberties Securities, Inc.
D/B/A First Liberties Financial
8211 5th Avenue
Brooklyn, New York 11209

I have examined the statement of financial position of First Liberties Securities, Inc. as of December 31, 2003 and the related statements of operations, retained earnings, and statement of changes in financial position for the period Jan. 1, 2003 to December 31, 2003 My examination was made in accordance with generally accepted auditing standards and, accordingly included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

In my opinion, the financial statements referred to above present fairly the financial position of First Liberties Securities, Inc. and changes in financial position, as of December 31, 2003 and the results of its operations for the period then ended, in conformity with generally accepted accounting principles applied on a consistent basis.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This information has beeen subjected to the auditing procedures applied in the examination of the basic financial statements, and, in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Milton Biron
Certified Public Accountant
Lakewood, New Jersey 08701
January 30,2004

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
STATEMENT OF FINANCIAL POSITION
DECEMBER 31,2003

ASSETS

CURRENT ASSETS		
Cash	12,730	
Commissions Receivable (Note 2)	3,875	
Interest Receivable	73	
Marketable Securities at Market Value (Note 3)	334,193	
Total Current Assets		350,871
PROPERTY, PLANT, AND EQUIPMENT, net of Accumulated Depreciation of 3,015 (Note 4)	0	
OTHER ASSET -- Deposit (Note 5)	25,000	
TOTAL ASSETS		375,871

LIABILITIES & EQUITY

CURRENT LIABILITIES		
Accounts Payable		164,402
Total Current Liabilities		164,402
EQUITY		
Common Stock (1,000 shares par $10.00 authorized, issued and outstanding)	10,000	
Additional Paid In Capital	25,000	
Retained Earnings	176,469	
Total Equity		211,469
TOTAL LIABILITIES & EQUITY		375,871

SEE ACCOUNTANT'S EXAMINATION REPORT AND ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
STATEMENTS OF OPERATIONS
TWELVE MONTHS ENDED DECEMBER 31, 2003

INCOME		109,791
COSTS AND EXPENSES		
Corporate taxes	1,366	
Commissions	38,049	
Promotions	3,145	
Repairs & maintenance	2,580	
Margin interest	392	
Bank charges	1	
Licenses & Fees	2,130	
Insurance	15,915	
Communications	6,625	
Utilities	2,580	
Rent	10,086	
Office	2,387	
Professional	825	
Postage	129	
Total Costs and Expenses		86,210
NET INCOME		23,581

SEE ACCOUNTANT'S EXAMINATION REPORT AND ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
STATEMENT OF RETAINED EARNINGS
TWELVE MONTHS ENDED DECEMBER 31, 2003

RETAINED EARNINGS, December 31, 2002	152,888
NET PROFIT OR (LOSS)	23,581
RETAINED EARNINGS, December 31, 2003	176,469

SEE ACCOUNTANT'S EXAMINATION REPORT AND
ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
STATEMENT OF CASH FLOW
DECEMBER 31, 2003

SOURCES OF FUNDS		
Net Income	23,581	
USES OF FUNDS	0	
NET INCREASE IN WORKING CAPITAL	23,581	
CHANGES IN WORKING CAPITAL BY COMPONENT		
CURRENT ASSETS INCREASE (DECREASE)		
Cash	(18,147)	
Commissions Receivable	(1,732)	
Marketable Securities	101,607	
Total Change in Current Assets		61,630
CURRENT LIABILITIES (INCREASE) DECREASE		
Accounts Payable	38,049	
Total Change in Current Liabilities		38,049
NET CHANGE IN WORKING CAPITAL	23,581	

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31,2003

NOTE 1- ACCOUNTING POLICIES

A summary of significant accounting policies follows:

THE COMPANY- First Liberties Securities, Inc. was incorporated in New York State on October 5, 1983. The corporation is 100 % owned by Harvey Reichenthal. The firm's major activity is Investment Brokerage.

MARKETABLE SECURITIES- Marketable securities are valued at the lower of cost or market value.

METHOD OF ACCOUNTING- The accompanying financial statements are prepared on the accrual basis of accounting.

ALLOWANCE FOR BAD DEBTS- Since its inception the company has not had any bad debts.

NOTE 2 - COMMISSIONS RECEIVABLE

The commissions receivable represent monies due from various customers. None of the receivables were greater than thirty days old.

NOTE 3- MARKETABLE SECURITIES

At December 31, 2003the market value of current marketable equity securities increased from their aggregate cost by $192,867.54. Results of operations for 2003 included a net unrealized gain in that amount.

SEE ACCOUNTANT'S EXAMINATION REPORT AND
ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
NOTES TO FINANCIAL STATEMENT
DECEMBER 31,2003

NOTE 4- FIXED ASSETS

Office Furniture and Equipment cost $3015 and was fully depreciated over a 3 year estimated useful life.

NOTE 5- DEPOSIT

Deposit consists of the following :

PERSHING- a division of Donaldson, Lufkin & Jenrette Securities Corporation- Security Dealers	25,000

NOTE 6- LEASING ARRANGEMENTS

The Company conducts its business from facilities owned by the Corporation's President, Harvey Reichenthal. Rent expense for the twelve months ended December 31, 2003 was $10,086

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
INFORMATION RELATING TO THE POSSESSION OF CONTROL REQUIRMENTS
DECEMBER 31, 2003

First Liberties Securities, Inc. activities are limited under k2b. First Liberties Financial acts as a introducing broker or dealer and forwards all transactions of its customers to a clearing broker (Pershing) or dealer on a fully disclosed basis, provided that such clearing broker or dealer reflects such transactions on its books and records in accounts it carries in the names of such customers and that introducing broker or dealer does not hold funds or securities for, or owe funds or securities to customers other than funds and securities promptly forwarded to the clearing broker or dealer of the customer.

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
COMPUTATION OF NET CAPITAL
DECEMBER 31,2003

Total Ownership Equity From Statement of Financial Condition	211,469
Deduct Ownership Equity Not Allowable for Net Capital	0
Total Ownership Equity Qualified for Net Capital	211,469
Less: Total Nonallowable Assets	0
Less : Total Haircut	63,171
NET CAPITAL	148,298

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
DECEMBER 31,2003

Minimum Net Capital Required (6 2/3% of indebtedness)	10,960
Minimum Dollar Net Capital Requirement of reporting broker or dealer	100,000
Net Capital Required (greater of the above)	100,000
Excess Net Capital (net Capital Less Net Capital Requirements)	48,298
Excess of Net Capital at 1000%. (net Capital Less 10% of total indebtedness)	131,857

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
DECEMBER 31,2003

Stockholders Equity, December 31, 2002	187,888
Net gain for 2003	23,581
Stockholders Equity, December 31,2003	211,469

RECONCILIATION BETWEEN NET CAPITAL AND 15C3-3 RESERVE REQUIREMENTS

There exists no material difference between the audited computation of Net Capital and ther computation of 15c3-3 Reserve Requirements.

STATEMENT OF THE ADEQUACY OF THE ACCOUNTING SYSTEMS

There exists no material inadequacy in the Accounting System, Internal Accounting Control, and Procedures for Safeguarding Securities.